UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	26 May 2026 - “Transactions in Own Shares”

99.1

Haleon plc: Aggregated information - transactions in own shares

26 May 2026: Haleon plc (the "Company" or "Haleon") today announces the purchase of 2,458,291 ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 12 March 2026.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE	Aquis
Date of purchase:	18 May 2026
Number of Shares purchased:	74,691	34,514	45,125	-
Highest price paid per Share (p):	335.0000	335.0000	335.0000	-
Lowest price paid per Share (p):	331.3000	331.5000	331.4000	-
Volume weighted average price paid per Share (p):	333.6747	333.4665	333.2714	-
Date of purchase:	19 May 2026
Number of Shares purchased:	-	2,104	1,801	-
Highest price paid per Share (p):	-	340.5000	340.5000	-
Lowest price paid per Share (p):	-	340.5000	340.5000	-
Volume weighted average price paid per Share (p):	-	340.5000	340.5000	-
Date of purchase:	20 May 2026
Number of Shares purchased:	345,885	163,855	233,798	-
Highest price paid per Share (p):	341.0000	341.0000	341.0000	-
Lowest price paid per Share (p):	338.5000	338.5000	338.5000	-
Volume weighted average price paid per Share (p):	339.7223	339.6807	339.6518	-
Date of purchase:	21 May 2026
Number of Shares purchased:	151,479	88,210	121,063	-
Highest price paid per Share (p):	342.7000	342.7000	342.7000	-
Lowest price paid per Share (p):	340.3000	340.3000	340.3000	-
Volume weighted average price paid per Share (p):	341.8704	341.8862	341.8794	-
Date of purchase:	22 May 2026
Number of Shares purchased:	513,638	340,222	341,906	-
Highest price paid per Share (p):	344.9000	344.9000	345.0000	-
Lowest price paid per Share (p):	342.1000	342.1000	342.1000	-
Volume weighted average price paid per Share (p):	343.2737	343.1159	343.2079	-

Following the settlement of the above, the Company's registered share capital is 8,869,487,287 ordinary shares of £0.01 each, of which 12,092,166 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,857,395,121 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5360F_1-2026-5-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 26, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretar